SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 April 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)

Statement on the 2011 Prudential Capital Assessment Review and Capital Requirement

01 April 2011

Bank of Ireland (the "Bank" or the "Group") notes today's announcement(s) by the Central Bank of Ireland ("CBI") relating to the results of the Prudential Capital Assessment Review ("PCAR").

The incremental capital requirement arising from the 2011 PCAR together with the capital raised and generated by the Group over the past two years will ensure a sustainable, robust future for Bank of Ireland as a systemically important bank, continuing to support our customers, and contributing to economic growth, thereby benefiting all our stakeholders.

Key Highlights

▪ A requirement to generate incremental equity capital of €4.2 billion including a regulatory buffer of €0.5 billion, leading to a very strongly capitalised Group with a proforma Core Tier 1 ratio estimated to exceed 14.5% at 31 December 2010.

▪ The equity capital requirement has been set to cover:
• the higher target capital ratios set by the CBI of a minimum Core Tier 1 ratio of 10.5% on an ongoing basis and a Core Tier 1 ratio of 6% under the adverse stress scenario;
• an additional regulatory buffer of €0.5 billion for additional conservatism;
• the adverse stress scenario loan loss estimates based on BlackRock Solutions ("BlackRock") methodology;
• the potential transfer of further loans to NAMA using conservative loss on disposal assumptions; and
• a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

▪ €1.0 billion contingent capital is also required via the issue of a debt instrument which under certain circumstances would convert to equity capital.

▪ The 2011 PCAR is based on future loan loss estimates under stress scenarios undertaken by BlackRock on behalf of the CBI with aggressively conservative assumptions on the performance of the Group's loans under these stress conditions.  The BlackRock methodology applies, in our view, a "repossess and sale" approach under stress scenarios with stressed residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams.  The approach is materially different to the methodology in previous reviews of potential future loan losses by the Bank of Ireland and other leading international risk consultants, including Oliver Wyman.

▪ As with any stress test, the adverse stress scenario is designed to cover "what-if" situations reflecting even more stressed macroeconomic conditions than might reasonably be expected to prevail.  If the additional potential loan losses in the adverse stress scenario do not materialise, the Group should significantly exceed the 10.5% minimum Core Tier 1 capital ratio as required by the Central Bank.

▪ The Group's deleveraging plan anticipates a loan to deposit ratio of less than 122.5% by 31 December 2013.  This plan augments the Group's approved EU Restructuring and Viability Plan.  The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a 3 year period resulting in a reduction in the Group's non-core loan portfolios by c.€30 billion between December 2010 and December 2013.  A conservative estimate of losses arising on deleveraging under an adverse stress scenario is incorporated within the capital requirement.

▪ The Bank is working actively, with its advisors, on initiatives with a view to meeting the €4.2 billion equity capital requirement through a combination of capital management initiatives, other capital markets sources, and support from existing shareholders.  The Minister for Finance has stated that the Group will be provided with time in order to raise/generate the additional capital requirement from private sources.  Any capital that cannot be raised/generated from private sources to meet this capital requirement will be invested by the State. We expect to be in a position to make an announcement on our capital plans in the coming weeks.

▪ The combination of a very strong capital base, a deleveraging plan which delivers a more conservative funding profile, and core businesses with strong brands, distribution and market positioning supporting our customers and strongly contributing to economic growth will ensure a sustainable future for Bank of Ireland for the benefit of all our stakeholders.

Resumption of trading in Bank of Ireland shares

Following the release of the results of the Central Bank's stress tests and this announcement, Bank of Ireland has requested that the temporary suspension of trading of the Company's shares on the Official Lists of the Irish Stock Exchange and the London Stock Exchange be lifted with effect from 8.00 a.m. on Friday 1 April 2011.

2011 PCAR Stress Test Results

The 2011 PCAR assessed the capital requirements for the Irish banking system and the Group over a 3 year (2011-2013) time horizon.  Key features of the 2011 PCAR included:

➢ Non-NAMA loan losses determined under an adverse stress scenario using the BlackRock methodology and aggressively conservative assumptions on the performance of the Group's loans under these stress conditions;

➢ Conservative loss assumptions on deleveraging; and
➢ Losses on further potential transfers to NAMA.

The adverse stress scenario loan loss estimates 2011 - 2013 (based on CBI prescribed macroeconomic variables and property value assumptions for the period 2011 - 2013) are set out as follows:

			Adverse Stress Scenario Loan Loss Estimates 2011 - 2013
	Loan Portfolio Volumes 31/12/2010* €'bn	Stock of Balance Sheet Provisions 31/12/2010 €bn	Using BlackRock methodology including stock of provisions €'bn	Bank of Ireland including stock of provisions €'bn	Variance BlackRock Vs Bank of Ireland Loan Loss Estimate 2011-2013 €'bn
Mortgages	60	0.7	2.4	2.0	0.4
Consumer / Other	4	0.3	0.9	0.7	0.2
SME & Corporate	31	1.5	3.0	3.0	-
Property	20	1.0	3.8	2.2	1.6
Total	115	3.5	10.1	7.9	2.2
Stock of Provisions			(3.5)	(3.5)	-
Adverse Stress Scenario Loan loss estimate for 2011 - 2013			6.6	4.4	2.2
*Gross before balance sheet impairment provisions of €3.5bn at 31 December 2010 and excluding those assets potentially held for sale to NAMA.

The BlackRock methodology applies, in our view, a "repossess and sale" approach under stress scenarios with stressed residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams.

Loan Loss Estimates

The Group commissioned Oliver Wyman, leading international risk consultants, to provide an independent review and challenge of the Group's base case future loan loss estimates through a detailed granular review of its customer loan books. Oliver Wyman has confirmed, that on the basis of work it has performed, it believes the Group's base case non-NAMA loan loss estimates for the three year period 2011 - 2013 to be reasonable as detailed in their work for the Group. The results of this review are consistent with previous guidance to the market that loan losses (excluding assets sold or potentially held for sale to NAMA) peaked in 2009, reduced in 2010 with anticipated further reductions in subsequent years.

The following table sets out the Bank of Ireland base case future loan loss estimates, supported by Oliver Wyman as detailed in their work for the Group compared to the estimates under the BlackRock methodology for the Group's loan portfolios (excluding those assets potentially held for sale to NAMA) for the three year period 2011 - 2013 (based on CBI prescribed macroeconomic variables and property value assumptions for the period 2011 - 2013).

			Base Case Loan Loss Estimates 2011-2013
	Loan Portfolio Volume 31/12/2010* €'bn	Stock of Balance Sheet Provisions 31/12/2010 €bn	Using BlackRock methodology including stock of provisions 2011-2013 €'bn	Bank of Ireland including stock of provisions 2011-2013 €'bn	Variance BlackRock Vs Bank of Ireland Loan Loss Estimate 2011-2013 €'bn
Mortgages	60	0.7	1.4	1.4	-
Consumer / Other	4	0.3	0.6	0.6	-
SME & Corporate	31	1.5	2.2	2.3	(0.1)
Property	20	1.0	3.2	1.7	1.5
Total	115	3.5	7.4	6.0	1.4
Stock of Provisions			(3.5)	(3.5)	-
Base Case Loan loss estimate for 2011 - 2013			3.9	2.5	1.4
* Gross before balance sheet impairment provisions of €3.5bn at 31 December 2010 and excluding those assets potentially held for sale to NAMA.

The BlackRock methodology applies, in our view, a "repossess and sale" approach under scenarios with conservative residential and commercial property values as the primary driver of loan losses in both mortgage and investment property portfolios and places less emphasis on customers' repayment capacity including contracted income streams.  This approach is materially different to the methodology used in previous reviews of potential future loan losses by Bank of Ireland and other leading international risk consultants including Oliver Wyman.

Deleveraging

The PCAR incorporates a deleveraging plan which anticipates a loan to deposit ratio of less than 122.5% for the Group by 31 December 2013.

This plan augments the asset reductions contained in the Group's approved EU Restructuring and Viability Plan which are underway and ahead of target.  The deleveraging plan envisages portfolios of customer loans continuing to be wound down or disposed of on an orderly basis over a 3 year period resulting in a further reduction in the Group's non-core loan portfolios by c.€30 billion between December 2010 and December 2013.  A conservative estimate of losses arising on deleveraging under an adverse stress scenario is incorporated within the capital requirement.

Strategic Shape:

▪ Bank of Ireland's plan envisages it being the number 1 consumer, business and corporate bank in Ireland (currently number 1 or number 2 market share positions in each of those areas), through its extensive branch network, eBanking and telebanking platforms and distribution of life, pensions & investments products, its asset finance, treasury and corporate banking businesses.

▪ Our UK licensed banking subsidiary encompasses our successful joint venture with the UK Post Office, and our Northern Ireland branch network, our UK business banking and certain other lending activities.  Our UK licensed banking subsidiary is a very important part of the Group's long term strategy.

▪ We will also continue to support and develop certain internationally based treasury and corporate lending activities.

The loan portfolios / lending businesses of the Group, that are being/will be run down or disposed of over time, include:
▪ Portfolios of UK Intermediary sourced Mortgages;
▪ Selected international niche businesses such as project finance, asset based lending and certain previously identified international corporate banking portfolios;
▪ Certain international commercial investment property portfolios; and
▪ Land & Development loans less than €20 million to be potentially transferred to NAMA.

On a proforma basis, these portfolios are estimated at approximately €39 billion of customer loans and approximately €22 billion of credit risk weighted assets at 31 December 2010.

It is envisaged that these portfolios will be substantially wound down/sold in the period to 31 December 2013 on a basis that will balance the advantage of increased liquidity against the risk of "fire sales" of assets.  This process is already well underway.

Capital Requirement

At 31 December 2010, the Group met the target Equity Tier 1 and Core Tier 1 target ratios of 7% and 8% respectively as set out in the March 2010 PCAR.

Based on the results of the 2011 PCAR exercise the Central Bank has determined that the Group is required to raise / generate €4.2 billion of equity capital.

The equity capital requirement is set out below:

Factors driving the additional equity capital requirement for Bank of Ireland	€ billion
Higher minimum Core Tier 1 capital ratio targets of 10.5% Core Tier 1 (previously 8%) announced on 28 November 2010 to include the transfer of further loans to NAMA and deleveraging impacts	2.2
Additional losses on sales of assets to NAMA, and subordinated debt impairment	0.2
Offset by capital generated by the Group from liability management initiatives and business disposals between 28 November 2010 and 31 March 2011	(0.8)
2011 PCAR	2.2
Other items (net)	(0.1)
Sub-total	3.7
Regulatory Buffer	0.5
Total Equity Capital Requirement	4.2

The requirement for €4.2 billion in equity capital has been set to cover:
▪ the higher target capital ratios set by the CBI of a minimum Core Tier 1 ratio of 10.5% on an ongoing basis and Core Tier 1 ratio of 6% under the adverse stress scenario;
▪ an additional regulatory buffer of €0.5 billion;
▪ the adverse stress scenario loan loss estimates based on BlackRock Solutions ("BlackRock") methodology;
▪ the potential transfer of further loans to NAMA using conservative loss on disposal assumptions; and
▪ a conservative estimate of losses arising from deleveraging under an adverse stress scenario.

On a proforma basis, the Group's Core Tier 1 ratio is estimated to exceed 14.5% at 31 December 2010.  If the outcomes of the adverse stress scenario using the BlackRock methodology do not materialise, the Group should significantly exceed the ongoing 10.5% minimum Core Tier 1 capital required by the CBI.

€1.0 billion contingent capital is also required via the issue of a debt instrument which under certain circumstances would convert to equity capital.

The Bank is working actively, with its advisors, on initiatives with a view to meeting the €4.2 billion equity capital requirement through a combination of capital management initiatives, other capital markets sources, and support from existing shareholders.  The Minister for Finance has stated that the Group will be provided with time in order to raise/generate the additional capital requirement from private sources.  Any capital that cannot be raised/generated from private sources to meet this capital requirement will be invested by the State. We expect to be in a position to make an announcement on our capital plans in the coming weeks.

We will be releasing our financial results for the twelve months ended 31 December 2010 on 14 April 2011.

For further information, please contact:

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance,  the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future capital requirements and ratios, loan to deposit ratios, expected loan losses, the level of  Group's assets, the Group's  financial position, payment of dividends, future income, business strategy, projected costs, projected impairment losses, estimated discounts upon transfers of assets to NAMA,  margins, future payment of dividends, the implementation of proposed changes in respect of  certain of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, the ability of the Group to raise additional capital,  property market conditions in Ireland and the UK, the implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF/ECB, the availability and cost of funding sources, the performance and volatility of international capital markets, actual loan losses, the success of the Group's deleveraging plan,   the impact of further   changes in credit ratings of the Group's and the Irish national debt, the impact of transfers of assets to NAMA including the level of such asset transfers , the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition including for customer deposits, and the Group's ability to address information technology issues. Consequently, nothing in this statement should be considered to be a forecast of future profitability or financial position. None of this information is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 01 April 2011